UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fanhua Inc.

(Name of Issuer)

Ordinary Shares, Par Value US$0.001 per Share

(Title of Class of Securities)

G3314G 102

(CUSIP Number)

January 24, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3314G 102	Page 2 of 7 Pages

1	Name of Reporting Person Fanhua Employees Holdings Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 200,000,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 200,000,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 14.3%[1]
12	Type of Reporting Person EP

[1]	Based on 1,403,475,604 ordinary shares outstanding as of January 24, 2019 according to the issuer’s internal record.

CUSIP No. G3314G 102	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

Fanhua Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2(a).	Name of Person Filing:

Fanhua Employees Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Fanhua Employees Holdings Limited

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2(c)	Citizenship:

British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares, Par Value US$0.001 per Share

Item 2(e).	CUSIP Number:

G3314G 102

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

This Schedule 13G is being filed on behalf of Fanhua Employees Holdings Limited as identified in Item 2(a), an employee stock holding vehicle for the Issuer (the “Employee Stock Holding Company”), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the Issuer held by the Employee Stock Holding Company. Mr. Yinan Hu, the sole director of the Employee Stock Holding Company and each member of an employee committee (“Employee Committee”) set forth in Exhibit A, although filing under the Item 3(f) classification because of their relationship to the employee stock holding company, disclaims that he/she is acting in concert with, or is a member of a group consisting of the other members of the Employee Committee of the Employee Stock Holding Company.

CUSIP No. G3314G 102	Page 4 of 7 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of January 24, 2019:

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned:	Percent of class(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fanhua Employees Holdings Limited(1)	200,000,000	14.3%	200,000,000	0	200,000,000	0

(1)	Includes 150,000,000 ordinary shares previously held by Fanhua Employees Holdings Limited and 50,000,000 ordinary shares acquired by Fanhua Employees Holdings Limited on January 24, 2019. Fanhua Employees Holdings Limited is one of the companies which hold the ordinary shares on behalf of certain employees and sales agents of the Issuer who are the participants of the Issuer’s 521 development plan (“Participants”). An Employee Committee has been established for these Participants with respect to the voting and disposition of the ordinary shares so held. The Employee Committee has the sole power to direct vote of the ordinary shares reflected in this filing, and is to do so in a manner that is in the best interest of the Participants and for the disposition of such ordinary shares as directed by Participants.

(2)	Based on a total of 1,403,475,604 outstanding ordinary shares of the Issuer as of January 24, 2019.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

CUSIP No. G3314G 102	Page 5 of 7 Pages

Item 8.	Identification and Classification of Members of The Group:

This Schedule 13G is being filed on behalf of Fanhua Employees Holdings Limited as identified in Item 2(a), an employee stock holding vehicle for the Issuer (the “Employee Stock Holding Company”), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the Issuer held by the Employee Stock Holding Company. Mr. Yinan Hu, the sole director of the Employee Stock Holding Company, and each member of the Employee Committee set forth in Exhibit A, although filing under the Item 3(f) classification because of their relationship to the Employee Stock Holding Company, disclaims that he/she is acting in concert with, or is a member of a group consisting of the other members of the Employee Committee of the Employee Stock Holding Company.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G3314G 102	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Fangyu Yu	/s/ Fangyu Yu
Fangyu Yu

Fang Luo	/s/ Fang Luo
Fang Luo

Fei Li	/s/ Fei Li
Fei Li

Fanhua Employees Holdings Limited	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

CUSIP No. G3314G 102	Page 7 of 7 Pages

Exhibit A

Ordinary shares of Fanhua Inc. (the “Issuer”), are held by Fanhua Employees Holdings Limited for the benefit of participating employees and sales agents of the Issuer (the “Participants”). Pursuant to the Memorandum and Articles of Association of Fanhua Employees Holdings Limited, the Employee Committee, whose members consist of of Fangyu Yu, Fang Luo and Fei Li, who are employees of the Issuer, has the ability, subject to its fiduciary duties, to vote the ordinary shares reflected in this filing in the best interests of the Participants and to direct the disposition of such ordinary shares as directed by Participants.

Members of the Employee Committee and their Beneficial Ownership of Ordinary Shares of the Issuer

The following sets forth a list of the members of the Employee Committee and their beneficial ownership of ordinary shares of the Issuer exclusive of membership on the Employee Committee:

Name	Direct Beneficial Ownership	Beneficial Ownership as Participant
Fangyu Yu	0	140,000 Ordinary Shares
Fang Luo	0	140,000 Ordinary Shares
Fei Li	0	140,000 Ordinary Shares

The members of the Employee Committee expressly disclaim beneficial ownership of any ordinary shares held by Fanhua Employees Holdings Limited in which such person does not have a direct pecuniary interest.